Exhibit 99.1

SAP QUARTERLY REPORT

2nd QUARTER 2002

SAP Group
Consolidated Income Statements
Three Months Ended June 30,
Unaudited

(In € millions)

	2002	2001	Change

Software revenue	496	646	-23%
Maintenance revenue	595	515	16%
Product revenue	1,091	1,161	-6%
Consulting revenue	545	529	3%
Training revenue	115	127	-9%
Service revenue	660	656	1%
Other revenue	27	36	-25%
Total Revenue	1,778	1,853	-4%
Cost of product	-205	-189	8%
Cost of service	-480	-468	3%
Research and development	-231	-230	0%
Sales and marketing	-438	-480	-9%
General and administration	-96	-96	0%
Other income/expenses, net	-8	-17	-53%
Total operating expense	-1,458	-1,480	-1%
Operating income	320	373	-14%
Other non-operating income/expenses, net	28	-34	183%
Financial income, net	-455	-75	507%
Income before income taxes	-107	264	-140%
Income taxes	-125	-145	-14%
Minority interest	0	-3	100%
Net income	-232	116	-300%
Basic earnings per share (in €)	-0.74	0.37	-300%
Weighted average shares outstanding (in thousands of shares)	313,853	314,215

SAP Group
Consolidated Income Statements
Six Months Ended June 30,
Unaudited

(In € millions)

	2002	2001	Change

Software revenue	898	1,104	-19%
Maintenance revenue	1,192	1,000	19%
Product revenue	2,090	2,104	-1%
Consulting revenue	1,084	987	10%
Training revenue	225	236	-5%
Service revenue	1,309	1,223	7%
Other revenue	37	50	-26%
Total revenue	3,436	3,377	2%
Cost of product	-426	-386	10%
Cost of service	-990	-924	7%
Research and Development	-453	-436	4%
Sales and marketing	-840	-845	-1%
General and administration	-211	-182	16%
Other income/expenses, net	-10	-25	-60%
Total operating expense	-2,930	-2,798	5%
Operating income	506	579	-13%
Other non-operating income/expenses, net	28	-29	197%
Financial income, net	-514	-100	414%
Income before income taxes	20	450	-96%
Income taxes	-185	-219	-16%
Minority interest	-2	-6	-67%
Net income	-167	225	-174%
Basic earnings per share (in €)	-0.53	0.71	-175%
Weighted average shares outstanding (in thousands of shares)	314,090	314,356

SAP Group
Consolidated Balance Sheets
Unaudited

(In € millions)

	06/30/2002	12/31/2001

ASSETS
Intangible assets	454	500
Property, plant and equipment	992	997
Financial assets	208	707
Fixed assets	1,654	2,204
Inventories/accounts receivables	2,154	2,394
Liquid assets/marketable securities	1,056	964
Current assets	3,210	3,358
Deferred taxes	465	480
Prepaid expenses	181	154
TOTAL ASSETS	5,510	6,196
SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity	2,399	3,110
Minority interest	64	63
Reserves and accrued liabilities	1,177	1,428
Other liabilities	1,029	1,218
Deferred income	841	377
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	5,510	6,196

Days sales outstanding	93	94

As a result of surpassing the 20% ownership threshold in Commerce One Inc., SAP is required to use the equity method of accounting to record, in finance income, a portion of Commerce One’s net income or loss based upon SAP’s investment percentage. In addition, SAP allocated the purchase price based on the ownership percentage of the Commerce One’s recorded net equity. Any excess purchase price resulted in capitalization of additional assets including, in-process research and development (“in-process R&D”), software or other intangibles. Amounts pertaining to in-process R&D were written off immediately. Other intangibles identified are amortized over their estimated useful lives. Remaining amounts were considered goodwill, which is not amortized but rather will be subjected to annual impairment testing. Amounts capitalized are recorded in financial assets and related expenses are reflected in finance income.

Under U.S. GAAP, the equity method must also be applied retroactively for investments previously held in Commerce One Inc., to improve comparability. Accordingly, financial result, financial assets and stockholders’ equity amounts included since the second quarter of 2000 have been restated to reflect this retroactive change in accounting. This is purely an accounting measure that neither effects SAP’s cash position, nor its operating results. The 2001 second quarter impact is largely due to Commerce One’s one-time charges resulting from the write-off of intangible assets.

SAP Group
Consolidated Statement of Cash Flows
Six Months Ended June 30,
Unaudited

(In € millions)

	2002	2001

Net income before minority interest	-167	225
Minority interest	2	6

Net income	-165	231
Depreciation and amortization	111	124
Gains/Losses on disposal of property, plant and equipment and marketable equity securities, net	-2	-8
In Process R&D	0	6
Losses from equity investments, net	372	99
Write-downs of financial assets, net	100	15
Impacts of hedging	49	38
Change in accounts receivable and other assets	252	143
Change in deferred stock compensation	29	-29
Change in reserves and liabilities	-412	-394
Change in deferred taxes	-16	38
Change in other current assets	-43	-129
Change in deferred income	464	495

Net cash provided by operating activities	739	629

Purchase of intangible assets and property, plant and equipment	-135	-147
Purchase of financial assets	-26	-42
Change in the scope of consolidation	-5	-1
Proceeds from disposal of fixed assets	19	11
Investment in Commerce One	-2	-48
Purchase of TopTier, net of cash acquired	0	-379
Change in liquid assets (maturities greater than 90 days) and marketable securities	5	11

Net cash used in investing activities	-144	-595

Dividends paid	-182	-180
Effect of 2000 STAR-hedge, net	0	-120
Purchase of treasury stock	-150	-94
Impacts of convertible bonds, net	6	3
Other changes to additional paid-in-capital	-4	-2
Repayments of/proceeds from line of credit and long-term debt	-2	350
Effect of 2001 STAR-hedge	0	-68
Effect of 2002 STAR-hedge	-43	0

Net cash used in financing activities	-375	-111

Effect of foreign exchange rates on cash	-123	50
Net change in cash and cash equivalents	97	-27
Cash and cash equivalents at the beginning of the period	861	1.043

Cash and cash equivalents at the end of the period	958	1.016

SAP Group
Additional Information
Three Months Ended June 30,
Unaudited

(In € millions)

	2002	2001	Change

Operating Income	320	373	-14%
Depreciation & Amortization	57	71	-20%
In-Process R&D	0	6	-100%
EBITDA	377	450	-16%
As a % of sales	21%	24%
Operating income	320	373	-14%
Total stock based compensation	-3	31	-110%
TopTier acquisition costs	7	20	-65%
Operating income excluding stock based compensation and TopTier acquisition costs	324	424	-24%
As a % of sales	18%	23%
Commerce One impact on finance income	-315	-90	250%
Income before income taxes	-107	264	-140%
Income taxes	125	145	-14%
Effective tax rate	n/a	55%
Tax impact of TopTier, Commerce One and others in percentage points	n/a	16%
Adjusted tax rate	43%	39%
Net income excluding acquisition cost of TopTier and Commerce One	87	223	-61%
Earnings per share excluding acquisition cost of TopTier and Commerce One (in €)	0.28	0.71	-61%
Impact of impairment of minority interests on finance income (excl Commerce One)	-94	-12	683%
Net income excluding acquisition cost of TopTier, Commerce One and other impairment cost of minority interest	175	233	-25%
Earnings per share excluding acquistion cost of TopTier, Commerce One and other impairment cost of minority interest (in €)	0.56	0.75	-25%

SAP Group
Additional Information
Six Months Ended June 30,
Unaudited

(In € millions)

	2002	2001	Change

Operating Income	506	579	-13%
Depreciation & Amortization	111	124	-10%
In-Process R&D	0	6	-100%
EBITDA	617	709	-13%
As a % of sales	18%	21%
Operating income	506	579	-13%
Total stock based compensation	42	58	-28%
TopTier Acquisition costs	13	20	-35%
Operating income excluding stock based
compensation and TopTier acquisition cost	561	657	-15%
As a % of sales	16%	19%
Commerce One impact on finance income	-367	-98	274%
Income before income taxes	20	450	-96%
Income taxes	185	219	-16%
Effective tax rate	n/a	49%
Tax impact of TopTier, Commerce One and others in percentage points	n/a	10%
Adjusted tax rate	39%	39%
Net income excluding acquisition cost of TopTier and Commerce One	208	340	-39%
Earnings per share excluding acquisition cost of TopTier and Commerce One (in €)	0.66	1.08	-39%

1. Basis of Presentation

The consolidated financial statements of the SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung (“SAP AG”), together with its subsidiaries (collectively, “SAP,” “Group” or “Company”) as provided herein, have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

For further information, refer to the Company’s Annual Report on Form 20-F for 2001 filed with the SEC on March 28, 2002.

2. Management Discussion and Analysis

In the second quarter of 2002, revenues declined 4% over the same period last year to €1.78 billion (2001: €1.85 billion). At constant currencies revenues would have been unchanged compared to second quarter 2001. Second quarter 2002 operating income, before charges for stock-based compensation programs (STAR and LTI) and acquisition related costs, amounted to €324 million (2001: €424 million). Respective operating margin was 18% (2001: 23%). Earnings before interest, taxes, depreciation and amortization (“EBITDA”) were €377 million (2001: €450 million). Net income for the second quarter 2002 excluding acquisition charges and other impairment costs of minority investments (including Commerce One) declined 25% to €175 million (2001: €233 million) and respective earnings per share for the quarter were €0.56 (2001: € 0.75).

In the quarter, revenues in the Europe, Middle East and Africa (EMEA) region increased 1% to €976 million (2001: €962 million) with revenues in the Asia-Pacific region (APA) down 5% to €209 million (2001: €220 million). Revenues in the Americas region declined 12% to €593 million (2001: €671 million); at constant currency rates, however, revenues in the Americas would have declined 4%.

Revenue by Region (in € millions)
SAP Group

	Revenue	Revenue	% Change	License Revenue	License Revenue
	Q2 2002	Q2 2001		Q2 2002	Q2 2001

Total	1,778	1,853	-4	496	646
- at constant currency rates			0
EMEA	976	962	1	311	358
- at constant currency rates			2
Asia Pacific	209	220	-5	58	96
- at constant currency rates			1
Americas	593	671	-12	127	192
- at constant currency rates			-4

Product revenues in the second quarter were €1.09 billion (2001: €1.16 billion). License revenues were €496 million (2001: €646 million). Consulting and training revenues were €545 million (2001: €529 million) and €115 million (2001: €127 million), respectively.

In the second quarter of 2002, software revenues related to mySAP CRM (Customer Relationship Management) reached roughly €101 million, down 3% from 2001 (€104 million). mySAP SCM (Supply Chain Management) related revenues totaled around €104 million, down 31% from 2001 (€150 million). These figures include revenues from designated solution contracts, as well as figures from integrated solution contracts, which are allocated based on usage surveys.

Write-down of Minority Investments

In line with US GAAP, the Company also recorded in the second quarter charges reflecting the impairment of certain minority investments, mostly related to its 20% investment in Commerce One. These charges are non-recurring and non-cash and totaled €409 million, of which €315 million relates to SAP’s investment in Commerce One. The impact of these charges, which are mostly not tax-deductible, resulted in a reported net loss in the second quarter 2002 of €232 million.

As a result of its Commerce One investment, SAP has in previous quarters recorded a portion of Commerce One’s net losses in the income statements. Due to the impairment charge, the risks of further losses from the Commerce One investment are limited to the investment’s book value of approximately €22 million. The SAP/Commerce One strategic partnership is not affected by the impairment.

Half year results

For the first half, sales increased 2% over 2001 to €3.44 billion (2001: €3.38 billion). Operating income before charges for stock based compensation and acquisition related charges was €561 million (2001: €657 million). License revenues for the first half of 2002 declined 19% to €898 million (2001: €1.1 billion). Consulting revenues were €1.08 billion (2001: €987 million) and training revenues were €225 million (2001: €236 million). In the first half, sales in the APA region were down 1% to €394 million (2001: €398 million), in the EMEA region, revenues increased 6% to €1.86 billion (2001: €1.76 billion) and in the Americas, revenues declined 3% to €1.18 billion (2001: €1.22 billion).

3. Outlook

In a press release issued on July 11, SAP restated its full year guidance for 2002 based on the preliminary second quarter 2002 results. SAP now expects full year 2002 revenues to grow by 5 to 10% year-on-year. Assuming modest market improvements, the sales pipeline looks as it could lead to 10% revenue growth this year. With today’s market conditions, the ongoing customer commitments should enable the Company to deliver around 5% revenue growth. The Company’s margin expectation remains unchanged. SAP anticipates its operating margin excluding stock-based compensation and acquisition related charges to improve at least one percentage point over the 20% achieved in 2001.

4. Headcount

In full time equivalents	06/30/2002	12/31/ 2001	Absolute increase

Research & Development	7,772	7,491	281
Service & Support	13,188	12,883	305
Sales & Marketing	5,288	5,001	287
General & Administration	3,106	3,035	71

SAP Group	29,354	28,410	944

EMEA	19,455	18,438	1,017
Americas	6,641	6,726	-85
Asia/Pacific	3,258	3,246	12

5. Second Quarter Highlights

•	SAP extends its position as the world’s leading provider of e-business software solutions. Key contracts in the second quarter include Burger King, City of San Antonio, Textron, and Wrigley, in the Americas; in EMEA Continental, Nordea, Swedish Posten, and UBS; and in Asia/Pacific BHP Biliton, China Resources, Matshushita Electric, and Olympus Optical among others.

•	SAP held its international e-business conference, SAPPHIRE ‘02, in Orlando, attracting more than 8,500 attendees. SAP unveiled several key technology initiatives that help companies leverage existing investments in people, systems, and applications, across heterogeneous technology environments. More than 60 SAP customers, ranging from the world’s largest global corporations to small and mid-sized businesses, delivered presentations demonstrating how they leverage their SAP investments to solve real-world business problems.

•	SAP launched a new breed of applications called cross applications (xApps), which build on existing applications within and across enterprise boundaries, extending value by delivering adaptable cross-functional business processes. The first xApp to be shipped is Resource and Program Management (RPM), which spans independent enterprise functions such as ERP, CRM, HR, PLM and Financials in order to gain better visibility of project costs, staffing and schedules to facilitate quicker decision making and complex project deployment.

•	Delivering on its strategy to serve small and mid-sized businesses (SMBs), SAP announced the availability of an expanded portfolio of smart business solutions for the market. SAP’s solutions for SMBs, to be offered under the names mySAP All-in-One and SAP Business One, serve the information technology needs of SMBs, regardless of the size or sophistication of the company’s IT investments.

•	SAP held its Annual General Meeting in May. All items proposed by the Supervisory Board and Executive Board were approved at the meeting by more than 97 percent of the represented voting capital. A dividend in the amount of €0.58 per ordinary share was paid to SAP shareholders. Pekka Ala-Pietilä, President of Nokia Corporation, Finland, and August-

Wilhelm Scheer, Chairman of the Supervisory Board of IDS Scheer AG, were elected as new shareholder representatives on the Supervisory Board.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “believe,” “estimate,” “intend,” “may,” “will,” “expect,” and “project” and similar expressions as they relate to the Company are intended to identify such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company’s future financial results are discussed more fully in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the Company’s Annual Report on Form 20-F for 2001 filed with the SEC on March 28, 2002. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

SAP AG ordinary shares are listed on the Frankfurt Stock Exchange as well as a number of other exchanges. In the US, SAP’s American Depositary Receipts (ADRs), each worth one-fourth of an ordinary share, trade on the New York Stock Exchange under the symbol ‘SAP’. SAP is a component of the DAX, the index of 30 German blue chip companies.

Information on the SAP common shares is available on Bloomberg under the symbol SAP GR, on Reuters under SAPG.F and on Quotron under SAGR.EU. Additional information is available on SAP AG’s home page: http://www.sap.com.